UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-16681

THE ALAGASCO EMPLOYEE SAVINGS PLAN
2101 6th Avenue North
Birmingham, Alabama 35203
(Full title of the Plan)

Spire Inc.
700 Market Street
St. Louis, Missouri 63101
(Name of issuer of securities held pursuant to the Plan and the address of its principal executive office)

THE ALAGASCO EMPLOYEE SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Spire Inc. Retirement Plans Committee, Plan
Administrator and Plan Participants
The Alagasco Employee Savings Plan
St. Louis, Missouri

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Alagasco Employee Savings Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information
The supplemental information in the accompanying Schedule of Delinquent Participant Contributions for the year ended December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Delinquent Participant Contributions is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ BKD, LLP
We have served as the Plan’s auditor since 2015
St. Louis, Missouri
June19, 2018

THE ALAGASCO EMPLOYEE SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2017	2016

Cash	$—	$1,113

Investments, at Fair Value	—	173,188,601

Notes Receivable from Participants	—	3,998,479

Contributions Receivable:
Participant contributions	—	148,308
Employer contributions	—	91,955
Total Contributions Receivable	—	240,263

NET ASSETS AVAILABLE FOR BENEFITS	$—	$177,428,456

See the accompanying Notes to Financial Statements.

THE ALAGASCO EMPLOYEE SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2017	2016
ADDITIONS:

Contributions:
Participant	$4,415,765	$4,534,602
Rollover	55,951	118,203
Employer	2,740,746	2,950,842
Total Contributions	7,212,462	7,603,647

Investment Income:
Interest and dividends	2,526,344	1,814,596
Net appreciation in fair value of investments	26,335,332	18,982,731
Total Investment Income	28,861,676	20,797,327

Interest income on notes receivable from participants	175,874	181,873

TOTAL ADDITIONS	36,250,012	28,582,847

DEDUCTIONS:

Distributions to participants	19,134,444	35,758,861
Administrative fees	45,912	45,252

TOTAL DEDUCTIONS	19,180,356	35,804,113

INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS PRIOR TO TRANSFERS	17,069,656	(7,221,266)

Transfers to other plans - net	194,498,112	273,932

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(177,428,456)	(7,495,198)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	177,428,456	184,923,654
End of year	$—	$177,428,456

See the accompanying Notes to Financial Statements.

THE ALAGASCO EMPLOYEE SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

1.	INFORMATION REGARDING THE PLAN
The following description pertains to The Alagasco Employee Savings Plan (the "Plan") as was in effect during the years ended December 31, 2017 and 2016 and is provided for informational purposes only. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the Plan administrator. In case of conflict or discrepancy with the Plan document, the Plan document governs.
General – The Plan was a defined contribution plan which covered employees of Spire Alabama Inc. (the "Company"), formerly Alabama Gas Corporation. The Company is a wholly owned subsidiary of Spire Inc. Assets of the Plan were maintained in trust with Fidelity Management Trust Company (“Trustee”). The Company was the Plan sponsor, and in that capacity, had named the Spire Inc. Retirement Plans Committee as administrator. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective December 31, 2017, the Company merged the Plan into the Spire Employee Savings Plan, formerly the Laclede Gas Company Salary Deferral Savings Plan. Concurrent with the merger, Spire Services Inc. was named the sponsor of the Spire Employee Savings Plan.
Eligibility – To be eligible to participate in the Plan, an employee must have completed 90 days of service (or three months of service for employees hired prior to January 1, 2016) as defined in the Plan document.
Contributions – Contributions to the Plan may have consisted of employee pre-tax and/or Roth elective contributions, employer matching contributions, Employer Supplemental Contributions and rollover contributions. The employer matching contributions and Employer Supplemental Contributions were invested according to the employee's elective investment allocations. Rollover contributions were invested based on a separate election by the employee.
The Trustee performed the enrollment function and eligible employees were auto-enrolled in the Plan. The auto-enrollment employee contribution rate became 5% effective January 1, 2016. The Trustee distributed new enrollment packages 30 days in advance of eligibility to notify the employee of the impending enrollment in the Plan; however, the employee had the option to contact the Trustee and opt-out of the enrollment.
Employee elective contributions, if any, were made by payroll deduction in an amount equal to up to 75% of the employee's compensation, and employer matching contributions were equal to the lesser of 100% of each employee's elective contribution or 5% of the employee's compensation, subject to certain Internal Revenue Code ("IRC") limitations. Participants who had attained age 50 before the end of the Plan year were eligible to make catch-up contributions. Participants were also allowed to contribute amounts representing distributions from other qualified defined contribution plans (rollover). The Company had the discretion to increase or decrease the employer matching contribution percentage.
Employee Stock Ownership Plan – The Spire Inc. Employee Stock Ownership Plan (“ESOP”) constituted a portion of the Plan, not a separate plan. Participant allocated contributions and employer matching contributions were invested directly into the ESOP. A participant could elect to receive dividends on the ESOP shares paid in cash directly to him/her. The election to receive cash dividends remained in effect until changed by the participant. Dividends not paid in cash were reinvested under the terms of the Plan.
Investment Options – The Plan provided for separate investment programs which allowed participants to direct their investing among different investment options. A minimum of 1% of the employee's contribution had to be directed into each fund selected. Effective September 1, 2016, the Energen Stock Fund was removed as an investment option under the Plan, and all Energen stock in the Plan was liquidated by the Trustee and reinvested according to the participant's then current investment elections.
Notes Receivable from Participants – Participants could borrow against their individual account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding loan balance over the last twelve months, if any, or 50% of their vested account balance, as defined in the Plan document. Loan transactions were treated as transfers between the investment fund and notes receivable from participants. These loans were carried at the unpaid principal balance plus accrued interest and were recorded as notes receivable from participants in the statement of net assets available for benefits. Loans had to be repaid within five years unless such loan is used to acquire a principal residence. Interest rates on loans outstanding ranged from 4.25% to 9.25% at December 31, 2016 and throughout the 2017 plan year. Outstanding loans totaling $4,353,792 at December 31, 2017 were included in the Plan asset transfer to the Spire Employee Savings Plan.
Participant Accounts – An account was maintained for each participant in the Plan. The accounts were each credited with the employee's pre-tax and/or Roth and rollover contributions, the allocated portion of the employer matching and Employer Supplemental Contributions, and investment earnings. Distributions, withdrawals and allocated expenses were subtracted from the account balances.
Payment of Benefits – Distributions were generally made to participants upon separation from service due to retirement, termination of employment, death or total and permanent disability. Participants aged 59-1/2 years or older could elect a partial or total distribution of their account. Distributions were normally made in single lump-sum cash payments; however, participants in the ESOP could elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active participants who suffered a financial hardship and could not obtain funds from other resources, including a loan from the Plan, could apply for a hardship withdrawal. Hardship withdrawals were subject to approval by the Plan administrator and were limited to the participant’s elective deferrals, less amounts of previous hardship distributions. Participants making hardship withdrawals could not contribute to the Plan until the first payroll date following the expiration of a six- month period after receipt of the hardship withdrawal.
Vesting – Participant and Company matching contributions were 100% vested when made.
Transfers – The accounts for the participants in the Plan who were transferred to affiliated companies were transferred to the applicable affiliate company defined contribution plan. Conversely, prior to the Plan's merger with the Spire Employee Savings Plan, participants of affiliated companies who were transferred to the Company had their accounts transferred to the Plan. At the Plan merger, all assets were transferred to the Spire Employee Savings Plan. Transfers are reflected as a net amount in the Statements of Changes in Net Assets Available for Benefits.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The accompanying financial statements of the Plan have been prepared on the accrual basis.
Fair Value of Plan Assets – Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy of inputs used to measure fair value includes:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Descriptions of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying Statements of Net Assets Available for Benefits, as well as the general classification of such assets pursuant to the fair value hierarchy, are included in Note 3.
Investment Valuation and Income Recognition – The Plan’s investments in common stock and mutual funds were stated at the market value of the underlying assets, which were determined by quoted market prices. Common/collective trusts (“CCTs”, singular "CCT") were valued based on information reported by the trust based on its underlying assets and audited financial statements. The Plan also held units of a CCT that had investments in fully benefit-responsive investment contracts (“FBRICs”). The Plan’s CCT investments in FBRICs were presented at fair value using the Net Asset Value (“NAV”) practical expedient in the Statement of Net Assets Available for Benefits at December 31, 2016.
Notes receivable from participants were measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses had been recorded as of December 31, 2016.

Purchases and sales of investments were recorded on a trade-date basis. Dividends were recorded on the ex-dividend date. Interest income was recorded on the accrual basis. Net appreciation included the Plan’s gains and losses on investments bought, sold, and/or held during the year.
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America required the Plan sponsor to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Administrative Expenses – The administrative cost of the Plan was paid by the Company, the Plan sponsor and Plan administrator. The Company is a wholly owned subsidiary of Spire Inc. Participants bore the cost of some individual transactions such as loan fees, dividend pass-through checks, overnight check fees, and purchases of Spire Inc. stock.
Payment of Benefits – Benefits were recorded when paid. There were no distributions payable to Plan participants as of December 31, 2017 and 2016.

3.	INVESTMENTS
The Plan invested in various investment securities. Investment securities were exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it was at least reasonably possible that changes in the values of investment securities would occur in the near term and that such changes could have materially affected the participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
The Plan held investments in a stable value fund, which consisted of debt and equity securities wrapped by FBRICs. The FBRICs enabled the fund to realize a specific known value for the assets if it needed to liquidate them for benefit payments. The FBRICs were issued by banks and insurance companies and served to preserve the value of the fund’s investments by mitigating fluctuations in the market value of the associated underlying investments. These investment contracts were measured daily and could be redeemed daily with no restrictions related to the redemption notice period. However, if redemption did occur, the redeemed funds could not be reinvested in a competing fund for at least 90 days. There were no reserves against the contract value for credit risk of the contract issuer or otherwise. Certain events, such as layoffs or early retirement incentives, could have limited the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Plan to transact at contract value was not probable.
Recurring Measurements – The table below presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2016. As a result of the merger effective December 31, 2017, the Plan held no investments at December 31, 2017.
Where quoted market prices were available in an active market, investments were classified within Level 1 of the valuation hierarchy. If quoted market prices were not available, then fair values were estimated by using quoted prices of investments with similar characteristics or independent asset pricing services and pricing models, the inputs of which were market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, and cash flows. Such investments were classified in Level 2 of the valuation hierarchy.
The methods described above could have produced a fair value calculation that was not indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believed its valuation methods were appropriate and consistent with other market participants, the use of different methodologies to determine the fair value of certain financial instruments could have resulted in a different fair value measurement at the reporting date.

		Fair Value Measurements Using:
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2016
Mutual funds	$85,871,741	$85,871,741	$—	$—
Common/collective trusts	76,137,415	—	76,137,415	—
Common Stock - Spire Inc.	8,376,845	8,376,845	—	—
Total investments in the fair value hierarchy	$170,386,001	$94,248,586	$76,137,415	$—
Common/collective trusts measured at NAV*	2,802,600
Total investments	$173,188,601

*
Certain investments that were measured at fair value using the NAV per share (or its equivalent) as a practical expedient were not categorized in the fair value hierarchy. The fair value amounts presented in this table were intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statement of Net Assets Available for Benefits.

4.	TAX STATUS
The Internal Revenue Service (“IRS”) had determined and informed the Company by a letter dated December 13, 2017 that the Plan and related trust were designed in accordance with the applicable sections of the IRC and therefore not subject to tax.

5.	RELATED-PARTY TRANSACTIONS
The Plan allowed for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. These transactions qualified as party-in-interest transactions. The Company provided certain administrative services at no cost to the Plan. The Plan incurred expenses related to general administration and recordkeeping. The Company paid a portion of these expenses and certain accounting and auditing fees related to the Plan. The Plan paid $45,418 and $44,668 of recordkeeping fees to the trustee during the years ended December 31, 2017 and December 31, 2016, respectively. The Plan held 0 shares and 129,772.968 shares of common stock of Spire Inc., the parent company of the sponsoring employer, with a market value of $0 and $8,376,845 at December 31, 2017 and December 31, 2016, respectively. During the years ended December 31, 2017 and 2016, the plan received dividend income of $219,682 and $185,598, respectively from Spire Inc.

6.	NON-EXEMPT TRANSACTIONS
Defined contribution plans are required to remit employee contributions to the Plan as soon as they can be reasonably segregated from the employer's general assets, but no later than the 15th business day of the month following the month in which participant contributions are withheld by the employer. While the Company remitted all employee contributions to the Plan, contributions of $222,113 were not remitted within the required time-period for the year ended December 31, 2017.

7.	PLAN TERMINATION
The Company had the right to discontinue its contributions and terminate the Plan subject to the provisions of ERISA. In November 2017, participants were notified that the Plan would be merged into the Spire Employee Savings Plan, effective December 31, 2017. The merger initiated a "Black Out" period that began December 22, 2017 and continued through December 29, 2017. During this period, funds could not be applied to the participant-selected funds with Fidelity or withdrawn from the Plan until Fidelity had time to accurately complete the Plan asset transfer into the Spire Employee Savings Plan.

Alagasco Employee Savings Plan
EIN 63-0022000, Plan 004
(Form 5500, Schedule H, Line 4a)
Schedule of Delinquent Participant Contributions
Year Ended December 31, 2017

	Total that Constitute Nonexempt Prohibited Transactions
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
Participant Contributions Transferred Late to the Plan	$222,113	$—	$—	$—

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Alagasco Employee Savings Plan

Date:	June 19, 2018	By:	/s/ Gerard J. Gorla
Gerard J. Gorla
Vice President, Human Resources

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm